                                                            OMB APPROVAL
                                                       ------------------------
                                                       OMB Number: 3235-0145
                                                       Expires: August 31, 1991
                                                       Estimated average burden
                                                       hours per response..14.90

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 8)




                               OHM CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, par value $.10
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  670839109
  -----------------------------------------------------------------------------
                                (Cusip Number)




Check the following if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP NO.  670839109                     13G                       PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
       James L. Kirk
       ###-##-####


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /  /

                                                                       (b)   /XX/
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

                                             5   SOLE VOTING POWER
                                                 1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)
                    Number of
                      Shares                 6   SHARED VOTING POWER
                   Beneficially                  0
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE POWER
                   Person With                   1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)

                                             8   SHARED DISPOSITIVE POWER
                                                 0

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /XX/


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       12.5%

  12   TYPE OF REPORTING PERSON*
       IN

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Page 3 of 5 pages

                                  SCHEDULE 13G

Item 1(a) Name of Issuer:
- ---------
             OHM Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:
- ---------
             16406 US Route 224 East
             Findlay, OH  45840


Item 2(a) Name of Person Filing:
- ---------
             James L. Kirk


Item 2(b) Address of Principal Business Office or, if none, Residence:
- ---------
             16406 US Route 224 East
             Findlay, OH  45840


Item 2(c) Citizenship:
- ---------
             U.S.A.


Item 2(d) Title of Class of Securities:
- ---------
             Common Stock, $0.10 Par Value


Item 2(e) CUSIP Number:
- ---------
             670839109


Item 3 Status of Person Filing:
- ------
             Not Applicable

Page 4 of 5 pages

Item 4    Ownership:
- ------
          (a)  Amount Beneficially Owned:

               1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)

          (b)  Percent of Class:

               12.5%

          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote

                    1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)

               (ii) shared power to vote or to direct the vote

                    0

               (iii) sole power to dispose or to direct the disposition of

                    1,958,972 (includes options to purchase 70,000 shares exercisable within 60 days)

               (iv) shared power to dispose or to direct the disposition of

                    0

Item 5    Ownership of Five Percent or Less of a Class:
- ------
               Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------
               Not Applicable


Item 7    Identification and Classification of the Subsidiary which Acquired
- ------    the Security Being Reported on by the Parent Holding Company:

               Not Applicable

          Page 5 of 5 pages


Item 8    Identification and Classification of Members of the Group:
- ------
               Not Applicable


Item 9    Notice of Dissolution of Group:
- ------
               Not Applicable


Item 10   Certification:
- -------
               Not Applicable


Signature

After reasonable inquiry as to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1995

James L. Kirk
- ------------------------
James L. Kirk